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                              November 20, 2020

       John C. Power
       President and CEO
       ATHENA SILVER CORP
       2010A Harbison Dr., #312
       Vacaville, CA 95687

                                                        Re: ATHENA SILVER CORP
                                                            Preliminary
Information Statement on Schedule 14A
                                                            Filed November 12,
2020
                                                            File No. 000-51808

       Dear Mr. Power:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement Filed November 12, 2020

       Summary Information In Question and Answer Format
       Why are the Shareholder Actions being Undertaken?, page 6

   1. We note that the board has proposed to amend your Certificate of Incorporation to increase the number of
shares of common stock so that it may issue 75 million shares pursuant to the Binding
Letter of Intent and Option Agreement with Nubian Resources,
                                                        Ltd. As such, it
appears that you are required to provide the information required by
                                                        Items 11, 13 and 14 of
Schedule 14A. Please refer to Note A of Schedule 14A, which
                                                        requires the disclosure
required by Items 11, 13 and 14 because shareholder approval of an increase in shares
authorized for issuance is related to an acquisition. Please include the required disclosure
with respect to both the 50 million shares to be issued to Nubian
                                                        Resources as well as
the 25 million shares that you indicate on page 11 will be issued in a private offering.
 John C. Power
ATHENA SILVER CORP
November 20, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any questions.



FirstName LastNameJohn C. Power                           Sincerely,
Comapany NameATHENA SILVER CORP
                                                          Division of
Corporation Finance
November 20, 2020 Page 2                                  Office of
Manufacturing
FirstName LastName